

December 30, 2014

<u>Via E-mail</u>
Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium
+32 (16) 39 6060

      Re: **TiGenix**
           Amendment No. 2 to Draft Registration Statement on Form F-1
           Submitted December 16, 2014
           CIK No. 0001581987

Dear Mr. Fernandez de Araoz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management</u>
<u>Stock Options, Warrants and Other Incentive Plans</u>
<u>Our Warrant Plans, page 138</u>

1. We note your new disclosure on page 139 regarding the present intention of your board of directors to issue additional warrants to employees and members of your executive management, if your ADS initial public offering is successful. Please revise the Prospectus Summary to add another bullet point at the bottom of page 8 indicating the number of warrants you intend to grant under the plan at the time the offering is consummated and include this same information again in the last paragraph on page 45.

Also, please disclose this information wherever else it may be appropriate in the document.

Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 53

2. Please refer to your response to comment 3. Please revise your disclosure to include total research and development expense incurred from May 2011 to date and also total costs incurred from May 2011 to date for CX601 and CX 611 separately. Clarify in the disclosure that the company acquired Cellerix in May 2011 which owned the eASC-based technology platform that is the basis of your pipeline.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Peter Castellon, Esq.
        Proskauer Rose LLP